SECURIT[ies and Exchange Commissio]N

06009809

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 26726

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/05 (MM/DD/YY) AND ENDING 03/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Midkiff & Stone Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4808 Palmetto
(No. and Street)

Bellaire	Texas	77401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

M. E. Midkiff, III (713)667-2902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berger & Company, P.C.
(Name – *if individual, state last, first, middle name*)

750 Summer Street	Stamford	CT	06901
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 30 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Morris E. Midkiff, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Midkiff & Stone Capital Group, Inc., as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

– NO EXCEPTIONS –

Signature

President

Title

Notary Public

WILLIAM EMERSON STONE, III
MY COMMISSION EXPIRES
November 10, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDKIFF & STONE CAPITAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2006

ASSETS

CURRENT ASSETS:		
Cash	$ 24,261	
Clearance Account	10,356	
Accounts Receivable	4,492	
Investments - At Market	54,284	
TOTAL ASSETS		$ 93,393

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts Payable	$ 2,394	
Commissions Payable	157	
Officer Loan	516	
Accrued Expenses and Taxes Payable	59,344	
Total Current Liabilities		$ 62,411
STOCKHOLDERS' EQUITY:		
Capital Stock	1,000	
Retained Earnings	29,982	
Total Stockholders' Equity		30,982
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 93,393

The accompanying notes are an integral part of these financial statements.

BERGER & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
750 Summer Street, Stamford, Connecticut 06901
(203) 325-9727 Fax (203) 327-9035

Midkiff & Stone Capital Group, Inc.
4808 Palmetto
Bellaire, Texas 77401

We have examined the financial statements of Midkiff & Stone Capital Group, Inc. for the year ended March 31, 2006 and have issued our opinion thereon dated May 23, 2006 which is unqualified. As part of our examination we made a study and evaluation of the Corporation's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards and Rule 17a-5 under the Securities Exchange Act of 1934. This study and evaluation included the accounting system and the practices and procedures followed by the Corporation in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). The Corporation is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Corporation's activities are limited to those set forth in the conditions for exemption appearing in clause (B) of subparagraph (k)(2) of the Rule. The Corporation does not handle securities; accordingly, it has not established procedures for safeguarding securities. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of our examination would be disclosed. Under U.S. generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance on the system of internal accounting control in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to assist the auditor in planning and performing his examination of financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost-benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our examination of the financial statements made in accordance with U.S. generally accepted auditing standards, including the study and evaluation of the Corporation's system of internal accounting control for the year ended March 31, 2006 that was made for the purpose set forth in the first paragraph of this report, would not necessarily disclose all weaknesses in the system because it was based on selective tests of accounting records and related data. However, our study and evaluation disclosed the following condition:

The size of the business necessarily imposes practical limitation on the effectiveness of those internal accounting control procedures that depend on segregation of duties.

These conditions were considered in determining the nature, timing, and extent of the audit tests to be applied in our examination of the March 31, 2006 financial statements, and this report does not affect our opinion, dated May 23, 2006, on our examination.

Berger + Company, P.C.
Certified Public Accountants

May 23, 2006